EMAGINOS, INC.
13428 Maxella Avenue, #144
Marina del Rey, California 90292

18 July 2022

Ms. Janice Adeloye
Ms. Cara Wirth
United States Securities
 And Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:        Emaginos, Inc.
Post Qualification Amendment on Form 1-A
Filed July 11, 2022
File No. 024-11373

Dear Ms. Adeloye:

Please disregard our request to qualify our Post Qualification Amendment on Form 1-A filed on July 11, 2022, as we are in the process of obtaining a No Objection Letter from FINRA and understand that our Post Qualification Amendment on Form 1-A cannot be qualified until that it obtained.

Should you have any questions, or need further information with respect to this matter, please contact me at (571) 921-4200, or Sharon Mitchell at (248) 515-6035, or via email at sharondmac2013@gmail.com.

With best regards,

/s/Scott Taub
Scott Taub
Chief Executive Officer